FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Corrections of Parts of Statements of Consolidated Cash Flows
for the Year Ended March 31, 2005

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 16, 2005

Commission File Number  09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004       Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2005

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Senior Executive Managing Officer Chief Financial Officer

June 16, 2005
Mitsui & Co., Ltd.

Corrections of Parts of Statements of Consolidated Cash Flows for the Year Ended March 31, 2005

We hereby correct parts of Statements of Consolidated Cash Flows for the Year Ended March 31, 2005 which was released on April 28, 2005. The amounts corrected are underlined.

After Correction

(Millions of Yen)

Year Ended
March 31, 2005
Investing Activities:
Acquisitions of other investments	(165,741)

Proceeds from sales of other investments	155,146

Before Correction

(Millions of Yen)

Year Ended
March 31, 2005
Investing Activities:
Acquisitions of other investments	(202,211)

Proceeds from sales of other investments	191,616

For further information, Please contact

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910